SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTOR MEETING HELD ON DECEMBER 22, 2011

Date, Hour and Place: December  22, 2011, at 10:30 hours, at the Company’s registered office, located at Avenida Jurandir n. 856, Lot 04, 1º floor, Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum: Presence of the totality of the Board Members. Table:  President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Order of the day and deliberations: The unanimity of those present deliberated: (i)  approve constitution of a new society, integral subsidiary of the Company, to be denominated TAM MRO – Manutenção Aeronáutica S/A; (ii)  approve the celebration of the Second Supplement of the Operational Contract signed between TAM Linhas Aéreas S.A. (“TAM Airlines”) and Multiplus S.A., in December 10, 2009, for the period of November 29 to December 31, 2011; (iii)  ratify the seizure of the properties matriculated under the ns. 12.136, 12.137, 12.138, 36.616 and 35.677 at the Property Registry Office of São Carlos, property of TAM Airlines, as guarantee of the obligations of the company Pantanal Linhas Aéreas S.A., presently in the process of judicial recuperation (“Pantanal”), in the Fiscal Executions ns. 97.002309-7 and 97.0002503-9 (“Fiscal Executions”), resulting from the judicial recuperation process; (iv) approve the contract, by TAM Airlines, of judicial insurance guarantee, in the total value of up to R$ 72,969,505.21, in order to guarantee the obligations of Pantanal, in the Fiscal Executions; and (v)  approve the following measures in relation to Pantanal: (a) constitution of a new society, integral subsidiary of the Company, to be denominated Corsair Participações S.A (“Corsair”); (b) vote to be proffered by the Company, in the quality of controlling shareholder, in the Extraordinary General Assembly of Pantanal, in deliberating over the partial scission of its patrimony, which will be destined to Corsair, aiming at the finalization of the judicial recuperation process of Pantanal with basis in the evaluation report elaborated by the company PriceWaterHouseCoopers which will be indicated as expert-evaluator; (c) vote to be proffered by the Company, in the quality of controlling shareholder, in the Extraordinary General Assemblies of Pantanal and TAM Airlines, in order to approve the incorporation of Pantanal by TAM Airlines, with basis in the evaluation report to be elaborated by the company PriceWaterHouseCoopers; which will be indicated as expert-evaluator; and (d) practical, by the Company Board of Directors, of the necessary acts for the consecution of the act in deliberation. Closure: There being no further business, the assembly meeting was closed and the minutes written in a summarized form, which after being read was signed by all. São Paulo, December 22, 2011. (aa) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, André Esteves and Waldemar Verdi Júnior. True copy of the minutes drawn up in the proper book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.